

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 4, 2010

Via U.S. Mail

Karen Clark
Chief Executive Officer
Green Energy Live, Inc.
1740 44th St., Suite 5-230
Wyoming, MI 49519-6443

   RE: Green Energy Live, Inc.
      Information Statement on Schedule 14C
      Filed May 14, 2010
      File No. 000-53216

Dear Ms. Karen Clark:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that you are seeking to increase the number of authorized shares of common stock and "blank check" preferred stock. Please briefly describe the transaction(s) in which you intend to issue the common stock and/or preferred stock. Otherwise, please indicate the reason why it is impracticable to describe the transaction(s) and clearly state the purpose for increasing the number of your authorized common and preferred shares. See Item 11(c) of Schedule 14A and Item 1 of Schedule 14C. Further, please describe the general effect of any future issuance of your common and/or preferred shares upon the rights of security holders. See Item 11(d) of Schedule 14A and Item 1 of Schedule 14C.

2.   Please provide the undertaking required by Note D.2 of Schedule 14A. See Item 1 of Schedule 14C.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christine Melilli (via facsimile)
       Anslow + Jaclin, LLP